FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180779-07
January 29, 2014

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$1,299,342,000 (Approximate)
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
CIBC Inc.
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2014-C14

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, A-5, X-A, A-S, B, PST and C of its Series 2014-C14 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated January 23, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-000062 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated January 23, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-000055 (the “Term Sheet”):

Collateral Updates

•
With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as AmericasMart representing approximately 9.4% of the initial pool balance, the table attached hereto as Exhibit A is provided in addition to the disclosure on page T-31 of the Term Sheet and page III-9 of the Free Writing Prospectus, in each case under the section entitled “Mortgage Loan No. 1 – AmericasMart”.

•	With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as 120 Wall Street, securing a mortgage loan representing approximately 9.1% of the initial pool balance:

o
The table on page T-39 of the Term Sheet and page III-17 of the Free Writing Prospectus, in each case under the section entitled “Mortgage Loan No. 2 – 120 Wall Street,” is modified to add the following sentence at the end of footnote 2 thereto:  “This reserve was released to the 120 Wall Street Borrower on January 28, 2014 upon the lender’s receipt of the required tenant estoppel.”

o
As of the November 11, 2013 rent roll, approximately 49.4% (rather than 49.6%) of the net square footage was allocated to not-for-profit tenants.  Accordingly, references to such percentage are modified to reflect such update, including the last sentence under the section entitled “The Mortgaged Property” on page T-40 of the Term Sheet and page III-18 of the Free Writing Prospectus, which is replaced with the following:  “As of the November 11, 2013 rent roll, approximately 49.4% of the net square footage, representing approximately 322,175 square feet, was allocated to not-for-profit tenants.  Not all not-for-profit tenants currently participate in the ESDCIP.”

•
The allocated loan amounts shown on Appendix I to the Free Writing Prospectus with respect to the mortgaged properties identified on Appendix I to the Free Writing Prospectus as JW Marriott and Fairfield Inn & Suites are revised to reflect original balances of $68,700,000 and $6,300,000, respectively, and Cut-off Date balances of $68,700,000 and $6,300,000, respectively.   Accordingly, the Full Service and Limited Service property type concentration information shown on pages T-20 and T-22 of the Term Sheet and on page II-3 of the Free Writing Prospectus are revised to reflect to the following updated information:

	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Pool	Wtd. Avg. Mortgage Rate	Wtd Avg Remaining Term (Mos.)	Wtd. Avg. UW NCF DSCR	Wtd. Avg. UW NOI Debt Yield	Wtd. Avg. Cut-off Date LTV Ratio	Wtd. Avg. LTV Ratio at Maturity/ARD
Full Service	6	$264,073,479	17.9%	4.693%	96	2.36x	16.3%	53.2%	47.5%
Limited Service	7	$43,393,063	2.9%	5.140%	119	1.97x	15.6%	55.0%	41.6%

Structural Updates

•
The certificate principal balance of the Class A-4 Certificates is increased from $100,000,000 to $160,000,000, and the certificate principal balance of the Class A-5 Certificates is reduced from $316,038,000 to $256,038,000.  Accordingly, the weighted average lives of the Class A-4 and Class A-5 Certificates will be 9.76 years and 9.85 years, respectively, and the decrement tables with respect to such classes are revised as follows:

Initial Certificate Principal Balance Outstanding for the Class A-4 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
February 2015	100%	100%	100%	100%	100%
February 2016	100%	100%	100%	100%	100%
February 2017	100%	100%	100%	100%	100%
February 2018	100%	100%	100%	100%	100%
February 2019	100%	100%	100%	100%	100%
February 2020	100%	100%	100%	100%	100%
February 2021	100%	99%	98%	97%	85%
February 2022	100%	96%	92%	88%	85%
February 2023	100%	93%	89%	86%	85%
February 2024 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.76	9.57	9.41	9.27	8.99

Initial Certificate Principal Balance Outstanding for the Class A-5 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
February 2015	100%	100%	100%	100%	100%
February 2016	100%	100%	100%	100%	100%
February 2017	100%	100%	100%	100%	100%
February 2018	100%	100%	100%	100%	100%
February 2019	100%	100%	100%	100%	100%
February 2020	100%	100%	100%	100%	100%
February 2021	100%	100%	100%	100%	100%
February 2022	100%	100%	100%	100%	100%
February 2023	100%	100%	100%	100%	100%
February 2024 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.85	9.84	9.82	9.79	9.57

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp.  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4	Class A-5
Morgan Stanley & Co. LLC	$	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$	$

CIBC World Markets Corp.	$	$	$	$	$	$
Total	$	$	$	$	$	$

Underwriters	Class X-A	Class A-S	Class B	Class PST	Class C
Morgan Stanley & Co. LLC	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$

CIBC World Markets Corp.	$	$	$	$	$
Total	$	$	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates. CIBC World Markets Corp. will act as a co-manager with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriters may be increased.  The depositor expects to receive from this offering approximately $                  , plus accrued interest from February 1, 2014, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and CIBC Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

Each Underwriter has represented and agreed, that:

(a)           in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)           to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)           in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates referred to in clauses (a) to (c) above shall require the Issuing Entity or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State, (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending

Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about February        , 2014, which is the                            business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, an Underwriter, is an affiliate of the depositor and of Morgan Stanley Mortgage Capital Holdings LLC, one of the sponsors, mortgage loan sellers and originators.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator, a sponsor and the expected initial holder of the JW Marriott and Fairfield Inn & Suites Serviced Companion Loan, the Hilton San Francisco Financial District Serviced Companion Loan and two of the promissory notes (designated as Note 3-2 and Note 4-2) comprising a portion of the AmericasMart Non-Serviced Loan Combination.  CIBC World Markets Corp., an Underwriter, is an affiliate of CIBC Inc., a mortgage loan seller, an originator and a sponsor.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and CIBC World Markets Corp., one of the Underwriters and a co-manager for this offering.  That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a sponsor, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a sponsor, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to CIBC Inc. (an affiliate of CIBC World Markets Corp.), in its capacity as a sponsor, of the purchase price for the CIBC Mortgage Loans.  As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc.  In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121.  See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates.  Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Exhibit A

See attached

The following table presents certain information relating to the lease rollover at the AmericasMart Property:

Lease Rollover Schedule(1)(2)(3)
Year	# of Leases Rolling	SF Rolling(4)	Average Base Rent PSF Rolling(5)(6)	Approx. % of Total SF Rolling	Approx. Cumulative % of SF Rolling	Total Base Rent Rolling(5)(6)	Approx. % of Total Base Rent Rolling	Approx. Cumulative % of Total Base Rent Rolling
MTM	50	48,531	$25.37	1%	1%	$1,231,092	1%	1%
2014	508	836,600	$32.72	24%	25%	$27,374,585	26%	27%
2015	448	791,188	$35.44	23%	48%	$28,038,194	27%	54%
2016	340	700,007	$35.66	20%	68%	$24,961,912	24%	78%
2017	116	390,129	$33.27	11%	79%	$12,979,104	12%	91%
2018	64	282,924	$32.43	8%	87%	$9,175,436	9%	99%
2019	3	9,968	$33.83	0%	87%	$337,212	0%	100%
2020	0	0	$0.00	0%	87%	$0	0%	100%
2021	0	0	$0.00	0%	87%	$0	0%	100%
2022	2	13,213	$25.17	0%	88%	$332,568	0%	100%
2023	1	5,728	$9.66	0%	88%	$55,332	0%	100%
2024	0	0	$0.00	0%	88%	$0	0%	100%
2025	0	0	$0.00	0%	88%	$0	0%	100%
2026 & Beyond	0	0	$0.00	0%	88%	$0	0%	100%
Vacant	0	426,372	$0.00	12%	100%	$0	0%	100%
Total/Wtd. Avg.	1,532	3,504,660	$33.94	100%		$104,485,434	100%

(1)	The information in the lease rollover schedule is based on the borrower rent roll dated January 1, 2014.
(2)	Excludes trade show and exhibition space.
(3)	Certain tenants may have lease termination options that are exercisable prior to the originally stated expiration date of the related lease and that are not considered in the lease rollover schedule.
(4)	Since loan closing, total net rentable square feet has increased 1,514 SF. See footnote (2) to the Cash Flow Analysis table.
(5)	Base Rent and Base Rent PSF are based on actual in place rent.
(6)	The Base Rent and Total/Weighted Average Base Rent PSF excludes vacant space.